UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

27 October 2004

Commission file number: 1-14824

TPG N.V.

Neptunusstraat 41-63
2132 JA Hoofddorp
The Netherlands

(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

FORM 20-F ☒               FORM 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

YES ☐               NO ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A)

Explanatory note

This report of Form 6-K contains

Good third quarter builds on first half year trends, 25 October 2004.

Good third quarter builds on first half year trends

Highlights:

•                  Double digit net income growth

•                  20th consecutive quarter of positive revenue yield in Express

•                  Logistics continues to improve its margin

•                  Another solid quarter from Mail

•                  Wilson acquisition completed and integration started

•                  Operating cash flow up €59 million to €336 million

•                  €409 million share repurchase as part of State sell-down

Key numbers

	Q3 2004	Q3 2003	% Change	YTD 2004	YTD 2003	% Change
	€mil	€mil		€mil	€mil
Revenues	2,977	2,829	5.2%	9,020	8,682	3.9%
Operating income (EBIT)	220	(16)	Nm	825	491	68.0%
Net income	125	(88)	Nm	476	195	144.1%
Underlying net income*	125	111	12.6%	476	402	18.4%
Operating cash flow	336	277	21.3%	762	675	12.9%
Earnings per share (€ cents)	26.3	(18.5)	Nm	100.2	41.0	144.4%

*before one-off costs, including impairments, in 2003

Nm - not meaningful

Operating margin

	Q3 2004	Q3 2003	YTD 2004	YTD 2003

Mail	17.6%	18.2%	22.2%	20.7%
Express	6.4%	4.6%	7.1%	5.3%
Logistics	4.1%	0.1%	3.6%	1.5%
Logistics underlying*	4.1%	2.8%	3.6%	2.9%

*before one-off costs in 2003: €24 million in Q3 and €37 million YTD

CEO Peter Bakker:

“I am pleased that several important positive trends we saw in the first six months of 2004 are continuing in the third quarter. Express achieved a record third quarter margin, Logistics made further progress on its path of margin improvement, and Mail put in another solid performance. With these strong results, I remain confident in the divisional outlooks.”

Report by the Board of Management

Group overview

TPG achieved a 12.6% underlying net income growth, with revenues up 5.2%. Express continued to deliver record margin performance and strong top line growth, and Logistics pushed ahead with margin improvement based on the TtS program. Mail performed according to expectations; Cost Flexibility stayed on track and high service quality levels were maintained throughout the quarter.

Review of operations

Mail saw the first increase (0.6%) in addressed domestic volumes in six quarters, with the growth coming from consumer letter box and bulk mail. Direct mail volumes continued to decline due mainly to competition. The European Mail Network expansion continued, with an 8% growth in revenues. The Cost Flexibility program progressed well: over four thousand new style mail deliverers are now in place and approaching half of the sequential sorting machines have been installed. Next day delivery remains over 96%.

Express increased EBITA by 53.2%, on a 9.5% revenue growth, effectively repeating the strong result of the second quarter. The division also reached the five-year anniversary of continuous positive quarterly revenue yield. Fuel prices were over 50% higher versus the same quarter last year but surcharges negated the impact on financial performance. Most markets saw revenue growth. China, the Middle East and countries in Eastern Europe developed the fastest.

Logistics achieved its third consecutive quarter of margin improvement: 4.1% this year compared with the underlying 2.8% achieved last year. Also, the rate of contract wins outpaced losses by a factor of over two to one. Germany, the UK and Benelux performed well but France saw revenue declines, the latter due to competition in the transportation part of the business. North America returned to growth, with new automotive, FMCG and retail contracts.

Financial review

Adjusting for the €199 million (post tax) one-off costs reported last year, net income increased by 12.6%. The effective tax rate was slightly lower than in the second quarter at 37.7%. Group operating cash flow was €336 million, €59 million better than last year, and the closing net debt was €1,013 million. The Wilson Logistics acquisition was completed at a price of €257 million, on a debt free basis. The lower average net debt meant net financial expense was €2 million lower than last year at €21 million, although some interest rates have risen.

On 30 September, The State of the Netherlands announced the sale of 57.0 million TPG shares in the market and the sale of 20.7 million additional shares to TPG. Of the shares repurchased by TPG, 7.6 million were delivered and cash settled on 4 October 2004, and the remainder will be delivered and cash settled in January 2005, both tranches priced at €19.74 per share.

Strategic progress

The principle strategic event was the completion of the Wilson Logistics acquisition on 19 August, and subsequent roll out of the integration plan. Post acquisition, Wilson performed well, with good revenue development and an operating margin of around 4%.

The new TNT China head office was opened in Shanghai. At the opening, CEO Peter Bakker pointed to an expected tenfold increase in staff numbers, and expansion to 100 branch locations by 2010.

TPG continues to eye opportunities in European mail consolidation.

Prospects

Three quarters into the year, the Board of Management remains confident in the full year outlook, as previously communicated.

In Mail, the strong first half-year was followed by a seasonally lower operating margin performance in the third quarter. This was as expected and does not affect our full year guidance of around 21.5% for the operating margin, with stable revenues.

Express performance indicators continue to improve supporting the 7.5% to 8.0% operating margin guidance. We continue to expect high single digit revenue growth.

With the Logistics margin improving versus last year, our full year guidance remains at around 4%. However, due to underperformance in France, the actual results are more likely to come in below, rather than over, the 4%.

Significant events in 3rd Quarter 2004

16 July	TPG and Essent form JV combining their call centres

9 August	Isuzu awards TPG a 5-year contract for Complete Knock Down operations and exports – Thailand

19 August	Completion of acquisition of Global Freight Forwarder Wilson

10 September	Opening of TNT China Head Office in Shanghai

16 September	Announcement that TPG Post redesigns overhead organisation in The Netherlands

28 September	Letter from Minister of Economic Affairs sent to Parliament on Postal Vision

29 September	TPG agrees to repurchase 20.7 million shares from the State of The Netherlands

Significant events after 3rd Quarter 2004

12 October	TPG winner of Henri Sijthoff Prize, the prestigious award for best Annual Report. TPG takes first prize for financial website, awarded by Het Financielle Dagblad.

Third Quarter Summary

Third Quarter Results

Group Summary

			% Change
€mil	Q3 2004	Q3 2003	Operational	FX	Total
Revenues	2,977	2,829	5.6%	-0.4%	5.2%
Earnings from operations	267	211	26.5%	0.0%	26.5%
EBITA	255	202	26.2%	0.0%	26.2%
Operating income (EBIT)	220	(16)	Nm	Nm	Nm
Net income	125	(88)	Nm	Nm	Nm
Underlying net income*	125	111	10.8%	1.8%	12.6%

*before one-off costs, including impairments, in 2003

Divisional EBITA Summary

			% Change
€mil	Q3 2004	Q3 2003	Operational	FX	Total
Mail	155	163	-4.9%	0.0%	-4.9%
Express	72	47	53.2%	0.0%	53.2%
Logistics*	40	1	Nm	Nm	Nm
Earnings from operations	267	211	26.5%	0.0%	26.5%
Non allocated	(12)	(9)
Total	255	202	26.2%	0.0%	26.2%

*includes €24 million of one-off costs, pre-tax, in 2003

Divisional Operating Income (EBIT) Summary

	Q3 2004			Q3 2003
€mil	EBITA	Goodwill amortisation	EBIT	EBITA	Goodwill amortisation	EBIT
Mail	155	(7)	148	163	(28)	135
Express	72	(12)	60	47	(13)	34
Logistics	40	(15)	25	1	(177)	(176)
Non allocated	(12)	(1)	(13)	(9)	0	(9)
Total	255	(35)	220	202	(218)	(16)

Year-to-date Summary

Year-to-date Results

Group Summary

			% Change
€mil	YTD 2004	YTD 2003	Operational	FX	Total
Revenues	9,020	8,682	4.2%	-0.3%	3.9%
Earnings from operations	967	800	21.3%	-0.4%	20.9%
EBITA	931	786	18.8%	-0.4%	18.4%
Operating income (EBIT)	825	491	68.2%	-0.2%	68.0%
Net income	476	195	143.6%	0.5%	144.1%
Underlying net income*	476	402	18.2%	0.2%	18.4%

*before one-off costs, including impairments, in 2003

Divisional EBITA Summary

			% Change
€mil	YTD 2004	YTD 2003	Operational	FX	Total
Mail	623	593	5.1%	0.0%	5.1%
Express	241	165	46.7%	-0.6%	46.1%
Logistics*	103	42	150.0%	-4.8%	145.2%
Earnings from operations	967	800	21.3%	-0.4%	20.9%
Non allocated	(36)	(14)			-157.1%
Total	931	786	18.8%	-0.4%	18.4%

*includes €37 million of one-off costs, pre-tax, in 2003

Divisional Operating Income (EBIT) Summary

	YTD 2004			YTD 2003
€mil	EBITA	Goodwill amortisation	EBIT	EBITA	Goodwill amortisation	EBIT
Mail	623	(23)	600	593	(45)	548
Express	241	(38)	203	165	(39)	126
Logistics	103	(44)	59	42	(211)	(169)
Non allocated	(36)	(1)	(37)	(14)	0	(14)
Total	931	(106)	825	786	(295)	491

Business Highlights - Mail

•                  Domestic Mail volumes increase slightly, but Direct Mail volumes down

•                  High service quality level maintained

•                  Margin in line with guidance

Mail Summary

	Q3 2004	Q3 2003	% Change	YTD 2004	YTD 2003	% Change
	€mil	€mil		€mil	€mil
Revenues	881	897	-1.8%	2,809	2,863	-1.9%
EBITA	155	163	-4.9%	623	593	5.1%
Operating margin	17.6%	18.2%		22.2%	20.7%

Mail revenues declined 1.8%, or 1.7% organically. Mail Netherlands revenues were almost flat - helped by an increase in addressed Domestic Mail - and EMN grew 8% led by Italy and the UK. Both Cross Border and Data and Document Management saw revenue declines.

The operating margin was at a similar level to last year, down slightly due to cost phasing, including Cost Flexibility amounts.

The Cost Flexibility project delivered an additional €10 million of savings in the quarter. Over four thousand new style mail delivers are now in operation and around 45% of the planned 286 sequential sorting machines are installed. High service quality has been maintained, with next day delivery reaching a summer record of over 97% in August.

Revenue Analysis

Third Quarter	Q3 2004	Q3 2003	% Change	% Change
	€mil	€mil		Organic	Acq	FX
Mail Netherlands	603	604	-0.2%	-0.2%	0.0%	0.0%
Cross Border	121	142	-14.8%	-13.4%	0.0%	-1.4%
European Mail Networks	108	100	8.0%	8.0%	-1.0%	1.0%
Data & Document Management	49	51	-3.9%	-5.9%	0.0%	2.0%
Mail	881	897	-1.8%	-1.7%	-0.1%	0.0%

Revenue Analysis

	YTD 2004	YTD 2003	% Change	% Change
Year-to-date	€mil	€mil		Organic	Acq	FX
Mail Netherlands	1,922	1,967	-2.3%	-1.4%	-0.9%	0.0%
Cross Border	397	447	-11.2%	-10.1%	0.0%	-1.1%
European Mail Networks	338	297	13.8%	12.8%	0.3%	0.7%
Data & Document Management	152	152	0.0%	-4.6%	3.9%	0.7%
Mail	2,809	2,863	-1.9%	-1.5%	-0.3%	-0.1%

Mail Netherlands saw a small decline (0.2%) in organic revenues. The addressed mail volume decline was 2.8%, but its impact on revenues was mitigated by positive price/mix effects, increased unaddressed mail, and higher revenues from the post offices. Underlying addressed domestic mail volumes actually increased by 0.6%, the first time this has happened in six quarters. However, we do not read this as a reversal in the long term trend. Consumer letter box and addressed bulk mail led the increase. Direct mail volumes declined by 8.1%, around two thirds of which was lost to competition. Within this category, printed matter and magazines were down the most. Unaddressed mail revenues growth was double digit.

Cross Border declined 13.4% organically partly due to contract rationalisation. However, a fee reduction in Spring and general price pressure in the TPG Post branded business took a toll.

European Mail Networks grew 8% organically. In Italy growth came from addressed mail and mail services. In the UK new clients and higher volumes on established contracts all contributed to double-digit growth. However, one significant contract was cancelled, following a customer acquisition. In Germany and Belgium, performance was flat.

Data & Document Management, the smallest of the four business units experienced revenue decline, due in particular to a decrease in the document management business. This unit continues to suffer from the subdued economy in The Netherlands.

Business Highlights - Express

•                  Record third quarter margin of 6.4%

•                  Positive revenue yield for 20 consecutive quarters

•                  No direct impact from fuel price increases

Express Summary

	Q3 2004	Q3 2003	% Change	YTD 2004	YTD 2003	% Change
	€mil	€mil		€mil	€mil
Revenues	1,130	1,032	9.5%	3,378	3,105	8.8%
EBITA	72	47	53.2%	241	165	46.1%
Operating margin	6.4%	4.6%		7.1%	5.3%

Express revenue growth remained around the 10% level that was achieved in the last quarter, due to both higher volumes and positive revenue yield. EBITA jumped 53.2% to reach a third quarter record margin of 6.4%.

Although fuel prices were over 50% higher than a year ago, fuel surcharges successfully negated the impact on the division’s financial performance.

Revenue Analysis

	Q3 2004	Q3 2003	% Change	% Change
Third Quarter	€mil	€mil		Organic	Acq	FX
Express Europe	915	826	10.8%	10.0%	0.0%	0.8%
Express ROW	215	206	4.4%	8.3%	0.0%	-3.9%
Express	1,130	1,032	9.5%	9.6%	0.0%	-0.1%

Revenue Analysis

	YTD 2004	YTD 2003	% Change	% Change
Year-to-date	€mil	€mil		Organic	Acq	FX
Express Europe	2,750	2,529	8.7%	8.2%	0.0%	0.5%
Express ROW	628	576	9.0%	10.7%	0.0%	-1.7%
Express	3,378	3,105	8.8%	8.7%	0.0%	0.1%

In Europe, the strong performance seen last quarter was repeated this quarter, with most of the same trends – international volume growth exceeded domestic growth; amongst the major markets, UK grew fastest on core products and special services; and in percentage terms Eastern Europe, Greece and Turkey led the field. Both consignment and kilo growth were at the 4% level – for the previous five quarters kilos grew faster than consignments. Although the road volume growth rate continued to outstrip air volume growth, the gap between the two narrowed noticeably in the third quarter. Revenue yield – the composite measure of growth in revenue per consignment and per kilo – was positive for the 20th consecutive quarter!

The Rest of the World organic growth was 8.3%, with Asia, particularly China, and the Middle East continuing to lead the increases. All markets were positive, except for Australia, which was flat.  Also, Saudi Arabia experienced a couple of contract losses.

Business Highlights - Logistics

•                  Third consecutive quarter of margin improvement

•                  North America returns to growth

•                  Revenue growth in Europe impaired by France underperformance

Logistics Summary

	Q3 2004	Q3 2003	% Change	YTD 2004	YTD 2003	% Change
	€mil	€mil		€mil	€mil
Revenues	975	909	7.3%	2,861	2,738	4.5%
EBITA	40	1	Nm	103	42	145.2%
Operating margin	4.1%	0.1%		3.6%	1.5%
Operating margin excl one-off costs	4.1%	2.8%		3.6%	2.9%

Revenues grew 7.3% in the quarter, the main contributor being the acquisition of Wilson Logistics. Organic revenue growth was 2.8%, a small increase over the 2.4% of the last quarter but still modest due to TtS contract rationalisation. However, annualised contract wins out-paced losses by more than two to one in the quarter, bringing the excess of wins over losses to €150 million in the year to date. The value of the business development pipeline was €1.0 billion at the end of the third quarter.

The operating margin climbed to 4.1%, which compares with last year’s 2.8%, excluding the €24 million of one off TtS costs booked in Q3 2003. TtS actions continue to bring benefits, adding a further €11 million of savings in the quarter to total €22 million in the year to date.

The French unit continued to underperform. For this reason, we expect our Logistics division to finish the year at the low end of our guidance.

Revenue Analysis

	Q3 2004	Q3 2003	% Change	% Change
Third Quarter	€mil	€mil		Organic	Acq	FX
Logistics Europe	720	678	6.2%	0.8%	4.4%	1.0%
Logistics North America	153	154	-0.6%	2.0%	4.5%	-7.1%
Logistics ROW	102	77	32.5%	22.1%	16.9%	-6.5%
Logistics	975	909	7.3%	2.8%	5.5%	-1.0%

Revenue Analysis

	YTD 2004	YTD 2003	% Change	% Change
Year-to-date	€mil	€mil		Organic	Acq	FX
Logistics Europe	2,144	2,038	5.2%	3.0%	1.5%	0.7%
Logistics North America	443	483	-8.3%	-2.5%	1.4%	-7.2%
Logistics ROW	274	217	26.3%	24.0%	6.0%	-3.7%
Logistics	2,861	2,738	4.5%	3.8%	1.8%	-1.1%

The net organic revenue growth of 2.8% in the quarter came from new contracts (+6.3%), price/mix effects (+1.0%) and higher volumes on existing contracts (+0.4%), offset by terminated contracts (-6.1%), and other effects (1.2%).

In Europe, German revenues grew by over 10%, mostly on automotive inbound and spare parts operations. Benelux performed well on hi tech volumes, as did the UK on retail volumes and a variety of new contracts. All other units grew except for Italy and, more significantly, France. The latter includes a high proportion of transportation – i.e. trucking – business, where price pressure from small operators has continued to intensify.

North America returned to growth, following the contract losses of last year. Volumes on major contracts were ahead and new contracts were signed in the automotive, FMCG and retail sectors. Only one small contract was terminated, as a result of insourcing.

In the Rest of the World, good growth was seen in South America due to tariff and volume increases across several automotive customers. Australia was well ahead of last year and an important contract was signed with Isuzu in Thailand. Automotive production, and hence

Logistics revenues, slowed in China but still to a good rate of growth.

TNT’s Freight Forwarding operations took a major step forward with the Wilson acquisition. The business earned € 59 million of revenues since the acquisition at a margin of around 4%.

Quarterly Information - Group

Euro Million	Q3 2004	Q2 2004	Q1 2004	Q4 2003	Q3 2003	Q2 2003	Q1 2003	Q4 2002	Q3 2002	Q2 2002	Q1 2002

GROUP

Revenues	2,977	3,058	2,985	3,184	2,829	2,936	2,917	3,180	2,805	2,899	2,898

Earnings from operations	267	376	324	320	211	299	290	382	222	305	298

Non-allocated items	(12)	(10)	(14)	(5)	(9)	(7)	2	12	8	(10)	(5)

EBITA	255	366	310	315	202	292	292	394	230	295	293

Goodwill amortisation	(35)	(35)	(36)	(39)	(218)	(39)	(38)	(39)	(39)	(38)	(38)

Operating income (EBIT)	220	331	274	276	(16)	253	254	355	191	257	255

Financial income and expense	(21)	(23)	(16)	(22)	(23)	(23)	(24)	(25)	(31)	(25)	(27)
Income taxes	(75)	(117)	(94)	(148)	(49)	(84)	(87)	(115)	(60)	(81)	(85)
Results from affiliates	(1)	(1)	(1)	(1)	(1)	(3)	(1)	(1)	(1)	(3)	0
Minority results	2	(2)	0	0	1	0	(2)	(2)	0	(3)	0

Net income	125	188	163	105	(88)	143	140	212	99	145	143

Net profit on sale of non-core business	0	0	0	0	0	0	0	(14)	0	0	0

Net income from continuing operations	125	188	163	105	(88)	143	140	198	99	145	143

Average number of shares (mil)	475.2	475.2	475.1	475.1	475.1	475.1	475.0	475.0	475.0	475.0	475.0
Earnings per share (euro cents)	26.3	39.6	34.3	22.1	(18.5)	30.1	29.5	44.6	20.8	30.5	30.1

Net cash provided by operating activities	336	123	303	262	277	74	324	227	214	337	254

Capital expenditure on property, plant and equipment and other intangible assets	(84)	(77)	(74)	(128)	(94)	(72)	(60)	(152)	(111)	(130)	(79)

Disposals of property, plant and equipment and other intangible assets	10	9	12	12	3	14	17	23	19	16	5

Free cash flow	262	55	241	146	186	16	281	98	122	223	180

Number of employees	162,957	159,048 *	162,124	163,028	161,079	160,536	150,155	150,365	148,285	143,097	141,463

Full time equivalent employees	121,952	119,568 *	120,294	122,224	120,387	119,946	114,348	113,444	113,711	112,751	112,261

*includes a downward correction of 2623 employees and 808 FTE’s. These have been reclassified to joint-ventures.

Quarterly Information – Mail

Euro Million	Q3 2004	Q2 2004	Q1 2004	Q4 2003	Q3 2003	Q2 2003	Q1 2003	Q4 2002	Q3 2002	Q2 2002	Q1 2002

MAIL

Mail Netherlands
Revenues	603	641	678	731	604	663	700	780	634	666	715
Growth %	-0.2%	-3.3%	-3.1%	-6.3%	-4.7%	-0.5%	-2.1%	-2.6%	1.6%	1.4%	3.9%
Organic	-0.2%	-1.8%	-2.1%	-5.5%	-3.4%	-1.0%	-2.1%	-2.6%	1.6%	1.4%	3.9%
Acquisition / Disposal	0.0%	-1.5%	-1.0%	-0.8%	-1.3%	0.5%	0.0%	0.0%	0.0%	0.0%	0.0%
Fx	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%

Addressed mail pieces (millions)	1,127	1,278	1,330	1,516	1,160	1,297	1,411	1,575	1,201	1,333	1,412
	-2.8%	-1.5%	-5.7%	-3.7%	-3.4%	-2.7%	-0.1%	-2.7%	-2.0%	0.4%	1.4%
Working days	65	61	64	65	65	61	64	63	65	61	64

Cross Border
Revenues	121	136	140	155	142	148	157	176	155	157	162
Growth %	-14.8%	-8.1%	-10.8%	-11.9%	-8.4%	-5.7%	-3.1%	-1.1%	-1.3%	-0.6%	0.6%
Organic	-13.4%	-7.4%	-9.5%	-9.6%	-5.8%	-1.9%	1.8%	1.1%	0.6%	-1.8%	-4.5%
Acquisition / Disposal	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	3.7%	3.9%
Fx	-1.4%	-0.7%	-1.3%	-2.3%	-2.6%	-3.8%	-4.9%	-2.2%	-1.9%	-2.5%	1.2%

European Mail Networks
Revenues	108	121	109	112	100	105	92	100	85	88	85
Growth %	8.0%	15.2%	18.5%	12.0%	17.6%	19.3%	8.2%	4.2%	14.9%	12.8%	49.1%
Organic	8.0%	14.2%	16.3%	9.0%	14.1%	12.5%	5.9%	8.4%	-1.3%	3.2%	16.9%
Acquisition / Disposal	-1.0%	0.0%	2.2%	5.0%	5.9%	9.1%	3.5%	-4.2%	16.2%	10.1%	31.8%
Fx	1.0%	1.0%	0.0%	-2.0%	-2.4%	-2.3%	-1.2%	0.0%	0.0%	-0.5%	0.4%

Data & Document Management
Revenues	49	50	53	54	51	51	50	62	44	48	48
Growth %	-3.9%	-2.0%	6.0%	-12.9%	15.9%	6.3%	4.2%	29.2%	-2.2%	14.3%	50.0%
Organic	-5.9%	-4.0%	-4.0%	-11.3%	-4.5%	0.1%	6.3%	6.3%	-6.6%	1.0%	8.1%
Acquisition / Disposal	0.0%	2.0%	10.0%	0.0%	22.7%	8.3%	0.0%	25.0%	4.4%	13.3%	41.9%
Fx	2.0%	0.0%	0.0%	-1.6%	-2.3%	-2.1%	-2.1%	-2.1%	0.0%	0.0%	0.0%

Total Mail
Revenues	881	948	980	1,052	897	967	999	1,118	918	959	1,010
Growth %	-1.8%	-2.0%	-1.9%	-5.9%	-2.3%	0.8%	-1.1%	-0.4%	2.0%	2.6%	7.7%
Organic	-1.7%	-1.1%	-1.7%	-5.2%	-2.3%	0.2%	-0.4%	-0.7%	0.7%	1.0%	3.5%
Acquisition / Disposal	-0.1%	-0.9%	0.0%	-0.1%	0.8%	1.6%	0.3%	0.7%	1.6%	2.1%	4.0%
Fx	0.0%	0.0%	-0.2%	-0.6%	-0.8%	-1.0%	-1.0%	-0.4%	-0.3%	-0.5%	0.2%

EBITA	155	232	236	227	163	212	218	247	144	195	218

Operating margin	17.6%	24.5%	24.1%	21.6%	18.2%	21.9%	21.8%	22.1%	15.7%	20.3%	21.6%

Goodwill amortisation	(7)	(8)	(8)	(9)	(28)	(10)	(7)	(9)	(6)	(8)	(7)
Operating income (EBIT)	148	224	228	218	135	202	211	238	138	187	211

2002 revenues by line of business restated to reflect a more accurate elimination of internal transactions which commenced in 2003

Quarterly information - Express

Euro Million	Q3 2004	Q2 2004	Q1 2004	Q4 2003	Q3 2003	Q2 2003	Q1 2003	Q4 2002	Q3 2002	Q2 2002	Q1 2002

EXPRESS

Express Europe
Revenues	915	941	894	926	826	847	856	899	822	845	836
Growth %	10.8%	11.1%	4.4%	3.0%	0.5%	0.2%	2.4%	9.0%	10.0%	8.3%	6.8%
Organic	10.0%	9.8%	4.9%	6.0%	3.4%	3.8%	6.3%	8.4%	7.3%	7.7%	2.8%
Acquisition / Disposal	0.0%	0.0%	0.1%	0.0%	0.1%	-0.2%	-0.5%	1.8%	2.8%	1.9%	3.0%
Fx	0.8%	1.3%	-0.6%	-3.0%	-3.0%	-3.4%	-3.4%	-1.2%	-0.1%	-1.3%	1.0%

Core consignments (mil)	32.1	35.4	34.1	36.6	31.0	33.7	33.8	35.2	30.2	33.8	32.9
Core kilos (mil)	540.8	566.5	550.3	583.2	519.5	527.3	523.3	566.4	494.3	522.5	519.8
Core revenue yield improvement	4.5%	3.6%	3.2%	3.2%	2.8%	4.5%	3.3%	4.3%	2.8%	2.4%	2.0%

Express ROW
Revenues	215	213	200	220	206	189	181	205	190	195	183
Growth %	4.4%	12.7%	10.5%	7.3%	8.4%	-3.1%	-1.1%	5.1%	-1.0%	-1.5%	-1.6%
Organic	8.3%	12.7%	11.6%	12.2%	14.7%	10.3%	13.3%	14.9%	7.4%	5.0%	-4.8%
Acquisition / Disposal	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.5%	0.0%	0.5%
Fx	-3.9%	0.0%	-1.1%	-4.9%	-6.3%	-13.4%	-14.4%	-9.8%	-8.9%	-6.5%	2.7%

Total Express
Revenues	1,130	1,154	1,094	1,146	1,032	1,036	1,037	1,104	1,012	1,040	1,019
Growth %	9.5%	11.4%	5.5%	3.8%	2.0%	-0.4%	1.8%	8.2%	7.8%	6.3%	5.2%
Organic	9.6%	10.3%	6.1%	7.2%	5.6%	5.1%	7.6%	9.4%	7.2%	7.1%	1.4%
Acquisition / Disposal	0.0%	0.0%	0.1%	0.0%	0.1%	-0.2%	-0.4%	1.6%	2.4%	1.5%	2.5%
Fx	-0.1%	1.1%	-0.7%	-3.4%	-3.7%	-5.3%	-5.4%	-2.8%	-1.8%	-2.3%	1.3%

Working days	65	62	63	62	65	60	63	62	65	61	62

EBITA	72	102	67	111	47	66	52	107	37	61	41

Operating margin	6.4%	8.8%	6.1%	9.7%	4.6%	6.4%	5.0%	9.7%	3.7%	5.9%	4.0%

Goodwill amortisation	(12)	(13)	(13)	(14)	(13)	(13)	(13)	(14)	(14)	(14)	(12)
Operating income (EBIT)	60	89	54	97	34	53	39	93	23	47	29

2002 numbers restated for consistency to reflect the transfer of the Innight business from Express to Logistics at the beginning of 2003

Quarterly information – Logistics

Euro Million	Q3 2004	Q2 2004	Q1 2004	Q4 2003	Q3 2003	Q2 2003	Q1 2003	Q4 2002	Q3 2002	Q2 2002	Q1 2002

LOGISTICS

Logistics Europe
Revenues	720	726	698	756	678	703	657	707	659	651	626
Growth %	6.2%	3.3%	6.2%	6.9%	2.9%	8.0%	5.0%	8.9%	13.2%	7.8%	18.6%
Organic	0.8%	2.2%	6.4%	9.4%	5.6%	6.3%	0.5%	4.0%	5.1%	-0.1%	6.9%
Acquisition / Disposal	4.4%	0.0%	0.0%	-0.1%	0.0%	4.3%	7.5%	6.6%	8.8%	10.1%	10.4%
Fx	1.0%	1.1%	-0.2%	-2.4%	-2.7%	-2.6%	-3.0%	-1.7%	-0.7%	-2.2%	1.3%

Logistics North America
Revenues	153	150	140	147	154	166	163	168	155	192	190
Growth %	-0.6%	-9.6%	-14.1%	-12.5%	-0.6%	-13.5%	-14.2%	-5.6%	-11.9%	-9.9%	-5.0%
Organic	2.0%	-5.4%	-3.7%	1.8%	9.7%	11.5%	5.3%	6.2%	-3.4%	-1.9%	-9.5%
Acquisition / Disposal	4.5%	0.0%	0.0%	0.0%	0.0%	-7.8%	0.0%	0.0%	0.0%	0.0%	0.0%
Fx	-7.1%	-4.2%	-10.4%	-14.3%	-10.3%	-17.2%	-19.5%	-11.8%	-8.5%	-8.0%	4.5%

Logistics ROW
Revenues	102	90	82	94	77	75	65	72	68	65	57
Growth %	32.5%	20.0%	26.2%	30.6%	13.2%	15.4%	14.0%	24.1%	21.4%	6.6%	14.0%
Organic	22.1%	22.7%	27.7%	37.5%	20.6%	41.5%	54.4%	53.4%	44.6%	18.0%	18.0%
Acquisition / Disposal	16.9%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Fx	-6.5%	-2.7%	-1.5%	-6.9%	-7.4%	-26.1%	-40.4%	-29.3%	-23.2%	-11.4%	-4.0%

Total Logistics
Revenues	975	966	920	997	909	944	885	947	882	908	873
Growth %	7.3%	2.3%	4.0%	5.3%	3.1%	4.0%	1.4%	7.0%	8.4%	3.4%	12.2%
Organic	2.8%	2.4%	6.1%	10.3%	7.5%	9.9%	5.0%	7.6%	6.1%	0.6%	3.3%
Acquisition / Disposal	5.5%	0.0%	0.0%	-0.1%	0.0%	1.4%	5.4%	4.9%	6.3%	6.9%	7.1%
Fx	-1.0%	-0.1%	-2.1%	-4.9%	-4.4%	-7.3%	-9.0%	-5.5%	-4.0%	-4.1%	1.8%

Revenues by sector
Automotive	336	388	352	402	345	345	336	347	316	356	361
Tyres	39	55	49	70	50	43	58	68	58	47	46
FMCG	158	157	160	165	156	163	151	195	179	150	131
Hi-tech electronics	118	137	118	137	126	117	119	125	103	109	109
Publishing / media	62	57	59	60	65	48	56	66	57	57	56
Other (including freight forwarding)	262	172	182	163	167	228	165	146	169	189	170

EBITA	40	42	21	(18)	1	21	20	28	41	49	39
One-off costs	0	0	0	42	24	13	0	0	0	0	0
EBITA excl one-off costs	40	42	21	24	25	34	20	28	41	49	39
Operating margin	4.1%	4.3%	2.3%	-1.8%	0.1%	2.2%	2.3%	3.0%	4.6%	5.4%	4.5%
Operating margin excl one-off costs	4.1%	4.3%	2.3%	2.4%	2.8%	3.6%	2.3%	3.0%	4.6%	5.4%	4.5%
Goodwill amortisation	(15)	(15)	(14)	(16)	(177)	(17)	(17)	(17)	(17)	(17)	(19)
Operating income (EBIT)	25	27	7	(34)	(176)	4	3	11	24	32	20

2002 numbers restated for consistency to reflect the transfer of the Innight business from Express to Logistics at the beginning of 2003

Consolidated Statements of Income

	Q3 2004	Q3 2003	YTD 2004	YTD 2003
	€mil	€mil	€mil	€mil

Net sales	2,973	2,811	8,965	8,622
Other operating revenues	4	18	55	60
Total operating revenues	2,977	2,829	9,020	8,682

Cost of materials	(142)	(119)	(425)	(390)
Work contracted out and other external expenses	(1,268)	(1,218)	(3,685)	(3,637)
Salaries and social security contributions	(1,055)	(1,027)	(3,176)	(3,093)
Depreciation, amortisation and impairments	(125)	(327)	(381)	(573)
Other operating expenses	(167)	(154)	(528)	(498)
Total operating expenses	(2,757)	(2,845)	(8,195)	(8,191)

Operating income	220	(16)	825	491

Interest and similar income	8	5	18	13
Interest and similar expenses	(29)	(28)	(78)	(83)
Financial income and expenses	(21)	(23)	(60)	(70)

Income before income taxes	199	(39)	765	421

Income taxes	(75)	(49)	(286)	(220)
Results from investments in affiliated companies	(1)	(1)	(3)	(5)

Net income before minority interests	123	(89)	476	196

Minority Interests	2	1	0	(1)

Net income	125	(88)	476	195

Net income per ordinary share and per ADS (1) (in euro cents)	26.3	(18.5)	100.2	41.0

(1) Based on the average amount of 475.2 million ordinary shares, including ADS (2003: 475.1 million)

17

Consolidated cash flow statements

Before proposed appropriation of net income

	Q3 2004	Q3 2003	YTD 2004	YTD 2003
	€mil	€mil	€mil	€mil
Net income	125	(88)	476	195

Depreciation, amortisation and impairments	125	327	381	573
Changes in provisions	2	9	0	(4)
Changes in pension liabilities	(35)	(58)	(173)	(167)
Changes in deferred taxes	1	35	54	103
Changes in working capital:
- inventory	1	3	2	3
- accounts receivable	51	162	180	123
- other current assets	(1)	(38)	(63)	(75)
- current liabilities excl. short term financing	67	(75)	(95)	(76)
Net cash provided by operating activities	336	277	762	675

Acquisition of group companies	(195)	(16)	(204)	(43)
isposals of group companies	11	0	11	6
Acquisition of affiliated companies	(1)	(4)	(5)	(12)
Disposals of affiliated companies	0	0	1	1
Capital expenditure on other intangibles	(16)	(8)	(41)	(19)
Disposals of intangible assets	(3)	(6)	(2)	3
Capital expenditure on property, plant & equipment	(68)	(86)	(194)	(207)
Disposals of property, plant and equipment	13	9	33	31
Changes in other financial fixed assets	(8)	11	(7)	(8)
Changes in minority interests	0	6	6	6
Net cash used in investing activities	(267)	(94)	(402)	(242)

Changes in shareholders’ equity:
- Dividends paid	(95)	(87)	(237)	(207)
- Other changes in shareholders’ equity	0	0	2	0
Long-term liabilities acquired	19	2	35	58
Long-term liabilities repaid	(5)	(10)	(30)	(44)
Changes in short-term bank debt	(23)	(15)	(58)	(76)
Net cash provided by financing activities	(104)	(110)	(288)	(269)

Changes in cash and cash equivalents	(35)	73	72	164

Cash and cash equivalents at beginning of period	580	437	470	357
Exchange rate differences on cash items	0	1	3	(6)
Cash and cash equivalents from acquisition and disposal of group companies	7	0	7	(4)
Change in cash and cash equivalents	(35)	73	72	164
Cash and cash equivalents at end of period	552	511	552	511

Consolidated balance sheets

Before proposed appropriation of net income

	At Q3* 2004	At 31 Dec 2003
	€mil	€mil
ASSETS

Fixed assets
Goodwill	2,348	2,309
Other intangible assets	216	112
Total intangible assets	2,564	2,421
Land and buildings	979	981
Plant and equipment	458	469
Other property, plant and equipment	463	485
Construction in progress	47	74
Total property, plant and equipment	1,947	2,009
Investments in affiliated companies	82	79
Loans receivable from affiliated companies	2	2
Other loans receivable	165	158
Prepayments and accrued income	427	388
Total financial fixed assets	676	627
Total fixed assets	5,187	5,057

Current assets
Inventory	48	49
Accounts receivable	1,906	1,977
Prepayments and accrued income	450	362
Cash and cash equivalents	552	470
Total current assets	2,956	2,858

Total assets	8,143	7,915

LIABILITIES AND GROUP EQUITY

Group equity
Shareholders’ equity	3,210	2,969
Minority interests	22	17
Total group equity	3,232	2,986

Provisions
Deferred tax liabilities	241	143
Retirement schemes	17	23
Restructuring	37	42
Other	100	88
Total provisions	395	296
Pension liabilities	352	521
Long-term liabilities
Long-term debt	1,498	1,474
Accrued liabilities	202	187
Total long term liabilities	1,700	1,661

Current liabilities

Trade accounts payable	639	687
Other current liabilities	519	540
Accrued current liabilities	1,306	1,224
Total current liabilities	2,464	2,451

Total liabilities and group equity	8,143	7,915

* Balance sheet as at 24 September, 2004

Additional information

Free cash flow

	Q3 2004	Q3 2003	YTD 2004	YTD 2003
	€mil	€mil	€mil	€mil
Net cash provided by operating activities	336	277	762	675
Capital expenditure on property, plant and equipment and other intangible assets	(84)	(94)	(235)	(226)
Disposals of property, plant and equipment and other intangible assets	10	3	31	34
Free cash flow	262	186	558	483

Capital expenditure on property, plant and equipment and other intangible assets

	Q3 2004	Q3 2003	YTD 2004	YTD 2003
	€mil	€mil	€mil	€mil
Mail	21	22	65	61
Express	40	46	105	105
Logistics	23	24	62	56
Corporate		2	3	4
Total	84	94	235	226

Movement in shareholders’ equity

	Q3 2004	Q3 2003	YTD 2004	YTD 2003
	€mil	€mil	€mil	€mil
Opening balance	3,200	3,084	2,969	2,961
Net income for the period	125	(88)	476	195
Foreign exchange effects	(20)	(15)	0	(56)
Other reserves	0	0	2	0
Cash dividend	(95)	(89)	(237)	(208)
Closing balance	3,210	2,892	3,210	2,892

Net debt

	At Q3 2004	At 31 Dec 2003
	€mil	€mil
Short-term debt	67	69
Long-term debt	1,498	1,474
Total interest bearing debt	1,565	1,543
Cash and cash equivalents	(552)	(470)
Net debt	1,013	1,073

US GAAP Statement

Net income

	YTD 2004	YTD 2003
	€mil	€mil
Net income under Dutch GAAP	476	195
Adjustments for:
Employment schemes and group reorganisation	(8)	(10)
Amortisation of goodwill	106	(46)
Other intangible asset depreciation	(1)	0
Financial instruments	1	4
Real estate sale	(4)	(3)
Depreciation on restoration of previously recognised impairments	3	3
Stock-based compensation	0	(2)
Long term contract incentive payment	0	1
Provisions	(1)	0
Tax effect of adjustments	(6)	51

Net Income under US GAAP	566	193

Net income per ordinary share and per ADS under US GAAP(1) (in Euro cents)	119.1	40.6

(1) Based on an average of 475.2 million ordinary shares, including ADS (2003: 475.1 million)

Shareholders’ Equity

	At Q3 2004	At Q3 2003
	€mil	€mil
Shareholders’ equity under Dutch GAAP	3,210	2,892

Adjustments for:
Employment schemes and group reorganisation	133	142
Goodwill	181	44
Other intangible asset depreciation	(8)	(2)
Financial instruments	4	(6)
Real estate sale	(24)	(19)
Sale-lease-back transaction	(6)	(4)
Long-term contract incentive payment	(4)	(5)
Restoration of previously recognised impairments, net of depreciation	(4)	(8)
Pensions curtailment	2	2
Stock-based compensation	0	(3)
Provisions	2	0
Deferred taxes on adjustments	(2)	15

Shareholders’ equity under US GAAP	3,484	3,048

Financial Calendar 2004 and 2005

Tuesday 7 December, 2004	Analyst Day

Monday 28 February, 2005	Publication of 2004 fourth quarter and full year results

Thursday 7 April, 2005	Annual General Meeting

Wednesday 4 May, 2005	Publication of 2005 first quarter results

Friday 29 July, 2005	Publication of 2005 second quarter results

Monday 31 October, 2005	Publication of 2005 third quarter results

Forward-looking statements warning—Safe Harbour Statement under the US Private Securities Litigation Reform Act of 1995

Except for historical statements and discussions, statements contained in this press release are forward-looking statements. Forward-looking statements generally can be identified by the use of terms such as “ambition”, “may”, “will”, “expect”, “intend”, “anticipate”, “believe”, “plan”, “seek”, “estimate”, “continue” or similar terms. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of our control, that may cause actual results to differ materially from any future results expressed or implied in the forward-looking statements. These forward-looking statements are based on current expectations, estimates, forecasts, projections about the industries in which TPG operate, management’s beliefs and assumptions made by management about future events.  In addition to the assumptions specifically mentioned in this press release, there are a number of other factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to:

•                  substitution of alternative methods for delivering information for TPG’s Mail and Express services,

•                  regulatory developments and changes, including with respect to the levels of tariffs, the scope of mandatory and reserved services, quality standard, liberalisation in the Dutch and European postal markets and the outcome of pending regulatory proceedings,

•                  regulatory developments and changes, including, but not limited to the levels of tariffs, the scope of mandatory and reserved services, quality standard, liberalisation in the Dutch and European postal markets, the outcome of discussions in the Dutch Parliament on the Postal Vision recently published by the Minister of Economic Affairs, and the outcome of pending regulatory proceedings,

•                  competition in the mail, express and logistics businesses,

•                  decisions of competition authorities regarding proposed joint ventures or acquisitions,

•                  costs of complying with governmental regulations,

•                  general economic conditions, government and regulatory policies and business conditions in the markets served by us, including adverse effects of terrorist attacks, use of our delivery capabilities by criminals, anthrax incidents, war or the outbreak of hostilities or epidemic diseases,

•                  higher costs of insurance coverage for future claims caused by acts of war, terrorism, sabotage, hijacking or other similar perils,

•                  our ability to achieve cost savings and realise productivity improvements and the success of investments, joint ventures and alliances,

•                  fluctuations in fuel costs,

•                  TPG’s ability to increase our fuel surcharge in response to rising fuel prices due to competitive pressures,

•                  changes in currency and interest rates,

•                  changes in TPG’s credit rating and their impact on TPG’s financing costs and requirements,

•                  changes in TPG’s relationship with the State of the Netherlands,

•                  disruptions at key sites,

•                  incidents resulting from the transport of hazardous materials,

•                  mismatches between TPG’s investment in infrastructure (aircraft, depots and trucks) and our actual capacity needs,

•                  strikes, work stoppages and work slowdowns and increases in employee costs,

•                  costs of completing acquisitions or divestitures and integrating newly acquired businesses,

•                  changes to the international conventions regarding the limitation of liability for the carriage of goods,

•                  significant changes in the volumes of shipments transported through our network, the mix of services purchased by our customers or the prices we obtain for our services,

•                  market acceptance of our new service and growth initiatives,

•                  changes in customer demand patterns,

•                  the impact of technology developments on our operations and on demand for our services,

•                  disruptions to our technology infrastructure, including our computer systems and website,

•                  TPG’s ability to maintain aviation rights in important international markets,

•                  adverse weather conditions,

•                  if our subcontractors’ employees were to be considered our employees, and

•                  decisions of tax and other authorities with respect to our tax liabilities.

These factors and other factors that could affect these forward-looking statements are described in TPG’s annual report on Form 20-F and TPG’s other reports filed with the US Securities and Exchange Commission. As a result of these and other factors, no assurance can be given as to TPG’s future results and achievements.  You are cautioned not to put undue reliance on these forward-looking statements, which are neither predictions nor guarantees of future events or circumstances. TPG disclaims any obligation to publicly update or revise these forward-looking statements, whether to reflect new information, future events or circumstances or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TPG N.V.

	By:	/s/ Tanno Massar

Name: Tanno Massar
Title: Director TPG Media Relations

Date: 27 October 2004